UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 10, 2020

WILLSCOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

901 S. Bond Street, #600

Baltimore, Maryland 21231

(Address, including zip code, of principal executive offices)

(410) 931-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market
Warrants to purchase Class A common stock(1)	WSCWW	OTC Markets Group Inc.
Warrants to purchase Class A common stock(2)	WSCTW	OTC Markets Group Inc.

(1) Issued in connection with the initial public offering of Double Eagle Acquisition Corp., the registrant’s legal predecessor company, in September 2015, which are exercisable for one-half of one share of the registrant’s Class A common stock for an exercise price of $5.75.

(2) Issued in connection with the registrant’s acquisition of Modular Space Holdings, Inc. in August 2018, which are exercisable for one share of the registrant’s Class A common stock at an exercise price of $15.50 per share.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

As previously disclosed, on March 1, 2020, WillScot Corporation, a Delaware corporation (“WillScot” or the “Company”), Mobile Mini, Inc., a Delaware corporation (“Mobile Mini”), and Picasso Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of WillScot (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain customary closing conditions, Merger Sub will be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of WillScot (the “Merger” or the “Proposed Transaction”).

In connection with the Proposed Transaction, WillScot filed a registration statement on Form S-4 (No. 333-237746), originally filed on April 17, 2020, which includes a prospectus of WillScot and a joint proxy statement of WillScot and Mobile Mini (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on May 5, 2020, and WillScot and Mobile Mini commenced mailing the Joint Proxy Statement/Prospectus on or about May 8, 2020. Set forth below are supplemental disclosures relating to the Merger.

SUPPLEMENTAL DISCLOSURES

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, two purported class action complaints and two individual complaints have been filed by purported Mobile Mini stockholders challenging the Merger; of those four complaints, two were filed in the United States District Court for the District of Delaware and two were filed in the United States District Court for the Southern District of New York. Two of those four complaints also name WillScot and Merger Sub as defendants. The complaints are captioned as follows: Stein v. Mobile Mini, Inc., et al., No. 1:20-cv-00523 (D. Del.); Plumley v. Mobile Mini, Inc., et al., No. 1:20-cv-00528 (D. Del.); Stillman v. Mobile Mini, Inc., et al., No. 1:20-cv-03359 (S.D.N.Y.); and Main Line Capital Investments, LLC v. Mobile Mini, Inc. et al., No. 1:20-cv-03613 (S.D.N.Y.). We refer to these actions collectively as the “Shareholder Actions.”

WillScot and Mobile Mini believe that the Shareholder Actions are meritless. WillScot and Mobile Mini do not believe, with respect to the complaints in which such company is named, that supplemental disclosures are required or necessary under applicable laws. However, in order to minimize the expense of defending the Shareholder Actions, and without admitting any liability or wrongdoing, WillScot and Mobile Mini are supplementing the Joint Proxy Statement/Prospectus with the information set forth below (the “Supplemental Disclosures”). The Supplemental Disclosures contained below should be read in conjunction with the Joint Proxy Statement/Prospectus, which is available on the SEC’s website at http://www.sec.gov. WillScot, Mobile Mini, and the other named defendants deny that they have violated any laws or breached any duties to WillScot’s stockholders or Mobile Mini’s stockholders, as applicable. WillScot and Mobile Mini are providing the Supplemental Disclosures solely to eliminate the burden and expense of litigation. Nothing in the Supplemental Disclosures should be deemed an admission of the legal necessity or materiality of any Supplemental Disclosures under applicable laws. To the extent that the information set forth below differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information set forth herein supersedes or supplements the information in the Joint Proxy Statement/Prospectus. References to sections herein are references to the corresponding sections of the Joint Proxy Statement/Prospectus; all page references are to pages in the Joint Proxy Statement/Prospectus; and any capitalized terms that are used herein have the same meanings ascribed to them in the Joint Proxy Statement/Prospectus.

Under the heading “SUMMARY—Interests of Mobile Mini’s Directors and Executive Officers in the Merger,” the second complete paragraph on page 7 is amended and restated as follows (with new text in bold and underlined):

The directors and executive officers of Mobile Mini have interests in the Merger that may be different from, or in addition to, the interests of stockholders of Mobile Mini generally. The members of the Mobile Mini Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that the stockholders of Mobile Mini adopt the Merger Agreement. Additional interests of the directors and executive officers of Mobile Mini in the Merger include the treatment of Mobile Mini restricted stock awards held by one non-employee director, Erik Olsson, and/or executive officers, as applicable, in accordance with the Merger Agreement, the payment of certain severance and other benefits to the executive officers of Mobile Mini upon a qualifying termination of employment following the completion of the Merger, the designation of (i) Kelly Williams, President and Chief Executive Officer of Mobile Mini, as President and Chief Operating Officer of the Combined Company and (ii) Christopher Miner, General Counsel of Mobile Mini, as the Vice President, General Counsel and Secretary of the Combined Company, in each case pursuant to the terms of an employment agreement with WillScot that will become effective upon completion of the Merger and that, upon the completion of the Merger, the Combined Company Board will consist of 11 directors, including five Mobile Mini Continuing Directors (as defined below), and the continued provision of indemnification and directors' and officers' liability insurance for current and former directors and executive officers of Mobile Mini in accordance with the Merger Agreement. Mobile Mini’s stockholders should take these interests into account in deciding whether to vote “FOR” the Mobile Mini Merger Proposal and Mobile Mini Merger-Related Compensation Proposal.

Under the heading “SUMMARY—Litigation Relating to the Merger,” the first sentence of the fifth paragraph on page 14 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

As of ~~April 30~~ June 9, 2020, ~~three~~ four complaints have been filed by purported Mobile Mini stockholders challenging the Merger.

Under the heading “RISK FACTORS—Litigation relating to the Merger that has been filed or may be filed against the WillScot Board, the WillScot Special Committee and/or the Mobile Mini Board that could prevent or delay the closing and/or result in the payment of damages following the closing.” the first sentence of the second complete paragraph on page 36 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

As of ~~April 30~~ June 9, 2020, ~~three~~ four complaints have been filed by purported Mobile Mini stockholders challenging the Merger.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis—WillScot Discounted Cash Flow Analysis,” the fifth and sixth sentences of the third complete paragraph on page 89 are amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

Morgan Stanley then added the present value of tax savings from net operating losses (discounted by the applicable weighted average cost of capital) and deducted the approximately $1.609 billion of net debt of WillScot from the resulting value to derive equity value. Net debt was based on ~~WillScot's management projections of net debt~~information provided by and approved for Morgan Stanley’s use by the management of WillScot, as of June 30, 2020.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis—Mobile Mini Discounted Cash Flow Analysis,” the fifth and sixth sentences of the first partial paragraph on page 90 are amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

Morgan Stanley then added the present value of tax savings from net operating losses and impact of accelerated depreciation and amortization (discounted by the applicable weighted average cost of capital) and deducted the approximately $842 million of net debt of Mobile Mini from the resulting value to derive equity value. Net debt was based on ~~Mobile Mini's management projections of net debt~~information provided by and approved for Morgan Stanley’s use by the management of WillScot, as of June 30, 2020.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Discounted Equity Value Analysis—WillScot Discounted Equity Value—based on aggregate value to EBITDA multiple,” the fifth sentence of the fourth complete paragraph on page 90 is amended and restated as follows (with new text in bold and underlined):

To arrive at the implied equity value of WillScot, Morgan Stanley then deducted from the implied aggregate value approximately $1.368 billion, reflecting WillScot’s estimated net debt based on information provided by and approved for Morgan Stanley’s use by the management of WillScot, as of December 31, 2021.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Discounted Equity Value Analysis—Mobile Mini Discounted Equity Value—based on aggregate value to EBITDA multiple,” the fifth sentence of the first complete paragraph on page 91 is amended and restated as follows (with new text in bold and underlined):

To arrive at the implied equity value of Mobile Mini, Morgan Stanley then deducted from the implied aggregate value approximately $687 million, reflecting Mobile Mini’s estimated net debt based on information provided by and approved for Morgan Stanley’s use by the management of WillScot, as of December 31, 2021.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Discounted Equity Value Analysis—WillScot Discounted Equity Value—based on aggregate value to EBITDA net of capital expenditures multiple,” the fifth sentence of the third complete paragraph on page 91 is amended and restated as follows (with new text in bold and underlined):

To arrive at the implied equity value of WillScot, Morgan Stanley then deducted from the implied aggregate value approximately $1.368 billion, reflecting WillScot’s estimated net debt based on information provided by and approved for Morgan Stanley’s use by the management of WillScot, as of December 31, 2021.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Discounted Equity Value Analysis—Mobile Mini Discounted Equity Value—based on aggregate value to EBITDA multiple,” the fifth sentence of the first complete paragraph on page 92 is amended and restated as follows (with new text in bold and underlined):

To arrive at the implied equity value of Mobile Mini, Morgan Stanley then deducted from the implied aggregate value approximately $687 million, reflecting Mobile Mini’s estimated net debt based on information provided by and approved for Morgan Stanley’s use by the management of WillScot, as of December 31, 2021.

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Other Information—Precedent Premia Analysis,” the table following the sixth complete paragraph on page 93 is amended and restated as follows (with new text in bold and underlined):

Acquiror	Target	Equity Value (in billions)	Date Announced	Premium to Unaffected
First Horizon National Corporation	IBERIABANK Corporation	$4.2	November 2019	0%
United Technologies Corporation	Raytheon Company	$52.3	June 2019	0%
Global Payments Inc.	Total System Services, Inc.	$21.7	May 2019	20%
Henderson Group plc	Janus Capital Group, Inc.	$2.7	October 2016	2%
Enbridge Inc.	Spectra Energy Corp.	$28.5	September 2016	12%
AmSurg Corp.	Envision Healthcare Holdings, Inc.	$5.1	June 2016	(0%)
FMC Technologies, Inc.	Technip SA	$7.2	May 2016	20%
BBCN Bancorp, Inc.	Wilshire Bancorp Inc.	$1.0	December 2015	10%
DENTSPLY International Inc.	Sirona Dental Systems Inc.	$5.6	September 2015	(1%)
Standard Pacific Corp.	Ryland Group Inc.	$2.8	June 2015	0%
Holly Corp	Frontier Oil Corp	$2.9	February 2011	(4%)
Northeast Utilities	NSTAR	$4.5	October 2010	2%
UAL Corporation	Continental Airlines, Inc.	$4.1	May 2010	11%

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Stifel, Nicolaus & Company, Incorporated—Mobile Mini Financial Analysis – Selected Company Analysis” the final sentence of the first complete paragraph on page 100 and the following table showing the list of selected publicly-traded companies is amended and restated, and the table below is added, as follows (with new text in bold and underlined):

The group of selected publicly-traded companies reviewed, along with their corresponding EV to Adj. EBITDA, EV to Adj. EBIT, and EV to FCF (as such terms are defined below) for each of calendar year 2019 and estimated calendar year 2020, were as follows:

	EV / Adj. EBITDA				EV / Adj. EBIT				EV / FCF
Company Name	CY 2019E		CY 2020E		CY 2019E		CY 2020E		CY 2019E		CY 2020E
United Rentals, Inc.	5.0	x	4.9	x	10.2	x	9.6	x	7.6	x	9.0	x
Herc Holdings Inc.	4.6		4.4		13.4		12.4		22.2		16.4
H&E Equipment Services, Inc.	4.8		4.8		11.7		11.6		22.3		17.4
McGrath RentCorp	8.8		8.3		14.7		14.2		NA		NA
General Finance Corporation	7.4		NA		12.3		NA		12.5		NA
Waste Management, Inc.	13.1		12.4		20.5		19.0		22.4		20.2
Republic Services, Inc.	12.9		12.2		21.0		19.7		21.7		20.4
Cintas Corporation	18.9		17.8		24.6		22.4		23.1		21.8
Waste Connections, Inc.	17.8		16.6		32.4		28.7		29.4		25.0
Stericycle, Inc.	14.4		13.8		18.5		17.4		21.6		19.5
ServiceMaster Global Holdings, Inc.	15.0		14.5		20.4		19.6		16.3		15.7

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Stifel, Nicolaus & Company, Incorporated—Mobile Mini Financial Analysis – Selected Precedent Transaction Analysis” the final sentence of the third complete paragraph and the table that follows under such heading on page 101 is amended and restated, as follows (with new text in bold and underlined):

The group of selected transactions reviewed and their corresponding EV to Adj. EBITDA, EV to Adj. EBIT and EV to FCF for the LTM were as follows:

Announcement Date	Enterprise Value (in millions)	Acquirer	Target	EV/LTM Adj. EBITDA		EV/LTM Adj. EBIT		EV/LTM FCF
6/10/19	$625.0	Harsco Corporation	CEHI Acquisition Corporation	12.4	x	23.8	x	15.2	x
4/15/19 (Not yet closed)	$4,836.1	Waste Management, Inc.	Advanced Disposal Services, Inc.	10.9	x	35.6	x	19.3	x
11/13/18	$1,311.0	Platinum Eagle Acquisition Corp.	Algeco US Holdings, LLC	8.8	x	12.3	x	25.0	x
9/10/18	$2,100.0	United Rentals, Inc.	Vander Holding Corporation	6.7	x	20.4	x	NA
7/2/18	$715.0	United Rentals, Inc.	BakerCorp International Holdings, Inc.	9.1	x	37.6	x	NA
6/22/18	$1,163.1	WillScot	Modular Space Holdings, Inc.	11.0	x	25.3	x	15.0	x
8/21/17	$1,100.0	Double Eagle Acquisition Corp.	Algeco Scotsman Global S.à.r.l.	9.0	x	23.4	x	23.4	x
8/17/17	$1,317.0	United Rentals, Inc.	Neff Corporation	6.4	x	12.3	x	NA
1/25/17	$965.0	United Rentals, Inc.	NES Rentals Holdings II, Inc.	6.2	x	16.8	x	NA
8/16/16	$2,169.8	Cintas Corporation	G&K Services, Inc.	13.6	x	17.7	x	19.1	x
7/15/15	$2,300.0	Stericycle, Inc.	Shred-It International ULC	10.0	x	14.7	x	11.5	x
11/13/14	$405.0	Mobile Mini	Gulf Tanks Holdings, Inc.	9.0	x	26.5	x	11.9	x

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Stifel, Nicolaus & Company, Incorporated—Mobile Mini Financial Analysis – Discounted Cash Flow Analysis” the second bullet in the first partial paragraph and the first complete paragraph on page 103 are amended and restated, as follows (with new text in bold and underlined):

•	Applying a range of perpetuity growth percentages Stifel deemed relevant to Mobile Mini's estimated 2024 unlevered free cash flow, based primarily on the management projections, the selected public companies growth expectations and market expectations regarding long-term real growth of gross domestic product and inflation, which percentages ranged from 1.75% to 2.25%.

Stifel calculated projected unlevered free cash flow for the calendar year 2020 through calendar year 2024, as reviewed and approved by WillScot management for Stifel's use, as set forth below in the section entitled "Certain Mobile Mini Unaudited Prospective Financial Information", using net debt (defined as debt less cash) of $872 million as of December 31, 2019, and discounted these cash flows and the terminal value to present values using discount rates of 8.7%–9.7%, based on Mobile Mini's weighted average cost of capital ("WACC") using the Capital Asset Pricing Model ("CAPM").

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Stifel, Nicolaus & Company, Incorporated—WillScot Financial Analysis—Selected Company Analysis” the final sentence of the last complete paragraph on page 103 and the following table showing the list of selected publicly-traded companies is amended and restated, and the table below is added, as follows (with new text in bold and underlined):

The group of selected publicly-traded companies reviewed, along with their corresponding EV to Adj. EBITDA, EV to Adj. EBIT, and EV to FCF for each of calendar year 2019 and estimated calendar year 2020, were as follows:

	EV / Adj. EBITDA				EV / Adj. EBIT				EV / FCF
Company Name	CY 2019E		CY 2020E		CY 2019E		CY 2020E		CY 2019E		CY 2020E
United Rentals, Inc.	5.0	x	4.9	x	10.2	x	9.6	x	7.6	x	9.0	x
Herc Holdings Inc.	4.6		4.4		13.4		12.4		22.2		16.4
H&E Equipment Services, Inc.	4.8		4.8		11.7		11.6		22.3		17.4
McGrath RentCorp	8.8		8.3		14.7		14.2		NA		NA
General Finance Corporation	7.4		NA		12.3		NA		12.5		NA
Waste Management, Inc.	13.1		12.4		20.5		19.0		22.4		20.2
Republic Services, Inc.	12.9		12.2		21.0		19.7		21.7		20.4
Cintas Corporation	18.9		17.8		24.6		22.4		23.1		21.8
Waste Connections, Inc.	17.8		16.6		32.4		28.7		29.4		25.0
Stericycle, Inc.	14.4		13.8		18.5		17.4		21.6		19.5
ServiceMaster Global Holdings, Inc.	15.0		14.5		20.4		19.6		16.3		15.7

Under the heading “THE MERGER—Opinions of WillScot’s Financial Advisors—Opinion of Stifel, Nicolaus & Company, Incorporated—WillScot Financial Analysis – Discounted Cash Flow Analysis” the second bullet in the first partial paragraph and the first complete paragraph on page 105 are amended and restated, as follows (with new text in bold and underlined):

•	Applying a range of perpetuity growth percentages Stifel deemed relevant to WillScot's estimated normalized 2024 unlevered free cash flow, based primarily on the management projections, the selected public companies’ growth expectations, and market expectations regarding long-term real growth of gross domestic product and inflation, which percentages ranged from 1.75% to 2.25%.

Stifel calculated projected unlevered free cash flow for the calendar year 2020 through calendar year 2024, as reviewed and approved by WillScot management for Stifel's use, as set forth below in the section entitled "Certain WillScot Unaudited Prospective Financial Information", using net debt of $1,630 million and minority interest of $65 million as of February 28, 2020, and discounted these cash flows and the terminal value to present values using discount rates of (i) 8.3%–9.3% for the calendar year 2020 through calendar year 2024 cash flows and (ii) 7.7%–8.7% for the terminal value, based on WillScot's WACC using the CAPM.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Selected Comparable Company Analysis,” the table and footnotes following the first complete paragraph on page 110 are amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

	Management projections(1)		FactSet data(2)
Financial ratio	Mobile Mini		Mobile Mini		WillScot		Selected comparable companies
EV/Adjusted EBITDA
2020 (expected)	10.7	x	10.4	x	9.3	x	7.4	x(3)
2021 (expected)	10.0	x	9.8	x	8.3	x	7.1	x(~~3~~4)
EV/Adjusted EBITDA + cost synergies
2020 (expected)	9.0	x	8.7	x	—		—
2021 (expected)	8.5	x	8.3	x	—		—

(1)	The projected EV of Mobile Mini was derived by Barclays as described in the preceding paragraph.

(2)	The projected EV and Adjusted EBITDA of each of Mobile Mini, WillScot and the selected comparable companies was based on publicly available market information sourced from FactSet data. The Adjusted EBITDA sourced from FactSet data is based on consensus equity research estimates and may not reflect the same adjustments as the Adjusted EBITDA of Mobile Mini sourced from the management projections as described above.

(3)	Reflects the average of the financial ratio of ~~McGrath Rentcorp. because data for the year 2021 (expected) was not available for~~ General Finance Corporation ~~on FactSet as of February 28, 2020.~~(6.5x) and McGrath Rentcorp. (8.2x).

(4)	Reflects the average of the financial ratio of General Finance Corporation (6.3x) and McGrath Rentcorp. (7.9x).

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Selected Precedent Transaction Analysis,” the table following the first complete paragraph on page 111 is amended and restated as follows (with new text in bold and underlined):

Acquiror	Target	Announcement date	EV (in millions)	EV/LTM Adj. EBITDA multiple
Permira Holdings Limited	BakerCorp International Holdings, Inc.	April 2011	$960	9.5	x
Aggreko plc	Companhia Brasileira de Locações (POIT Energia)	March 2012	£140	9.2	x
Algeco Scotsman	Target Logistics Management LLC	February 2013	$625	11.0	x
United Rentals, Inc.	National Pump & Compressor, Ltd., Canadian Pump and Compressor Ltd., GulfCo Industrial Equipment, LP and LD Services, LLC	March 2014	$780	7.6	x
General Finance Corporation	Lone Star Tank Rental LP and KHM Rentals, LLC	March 2014	$95	5.8	x
Mobile Mini	Evergreen Tank Solutions	November 2014	$405	9.0	x
Acton Mobile	The wood mobile office units of Mobile Mini	April 2015	$92	6.6	x
ACON Investments, L.L.C., Fairfax Financial Holdings Limited and Albright Capital Management	APR Energy plc	October 2015	$855	8.9	x
Double Eagle Acquisition Corp.	Williams Scotsman	August 2017	$1,100	9.0	x
WillScot	Modular Space Holdings, Inc.	June 2018	$1,150	9.9	x
United Rentals, Inc.	BakerCorp International Holdings, Inc.	July 2018	$715	9.0	x
Platinum Eagle Acquisition Corp.	Target Logistics Management, LLC and RL Signor Holdings, LLC	November 2018	$1,311	10.4	x

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Discounted Cash Flow Analyses—Mobile Mini Standalone Discounted Cash Flow Analysis,” the fourth sentence of the third complete paragraph on page 112 is amended and restated as follows (with new text in bold and underlined):

The residual value of Mobile Mini at the end of the forecast period, or "terminal value," was estimated by selecting a range of perpetuity growth rates of 2.0% to 3.0%, which were derived by Barclays utilizing its professional judgment and experience, based primarily on the management projections, key comparable companies growth expectations and market expectations regarding long-term real growth of gross domestic product and inflation.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Discounted Cash Flow Analyses—Mobile Mini Standalone Discounted Cash Flow Analysis,” the first sentence of the fourth complete paragraph on page 112 is amended and restated as follows (with new text in bold and underlined):

Barclays then subtracted from the estimated EV of Mobile Mini calculated using the discounted cash flow method the approximately $872 million of net debt (defined as debt less cash) of Mobile Mini as of December 31, 2019.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Discounted Cash Flow Analyses—Combined Company Discounted Cash Flow Analysis,” the fourth sentence of the first partial paragraph on page 113 is amended and restated as follows (with new text in bold and underlined):

The residual value of the Combined Company at the end of the forecast period, or "terminal value," was estimated by selecting a range of perpetuity growth rates of 2.25% to 3.25%, which were derived by Barclays utilizing its professional judgment and experience based primarily on the management projections, key comparable companies growth expectations, and market expectations regarding long-term real growth of gross domestic product and inflation.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Discounted Cash Flow Analyses—Combined Company Discounted Cash Flow Analysis,” the first sentence of the first complete paragraph on page 113 is amended and restated as follows (with new text in bold and underlined):

Barclays then subtracted from the estimated EV of the Combined Company (calculated using the discounted cash flow method) the approximately $2,532 million of pro forma net debt (defined as debt less cash) of the Combined Company as of December 31, 2019 and estimated transaction fees in connection with the Merger, in each case based on the management projections.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Discounted Cash Flow Analyses—Combined Company Discounted Cash Flow Analysis,” the first sentence of the second complete paragraph on page 113 is amended and restated as follows (with new text in bold and underlined):

Barclays then divided the estimated equity value of the Combined Company by approximately 235.1 million, reflecting the estimated number of fully diluted outstanding shares of Combined Company Common Stock following the Merger, based on information approved for Barclays' use by the management of Mobile Mini, to obtain an implied price per share of Combined Company Common Stock.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Present Value of Future Share Price Analyses—Mobile Mini Standalone Present Value of Future Share Price Analysis,” the fourth sentence of the first partial paragraph on page 114 is amended and restated as follows (with new text in bold and underlined):

Barclays then determined the per share future values of future share price for each of 2020, 2021 and 2022 by dividing the future equity value in respect of each such year by approximately 44.9 million, reflecting the number of fully diluted outstanding shares of Mobile Mini Common Stock, as provided by the management of Mobile Mini.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Present Value of Future Share Price Analyses—Combined Company Present Value of Future Share Price Analysis,” the first sentence of the second partial paragraph on page 114 is amended and restated as follows (with new text in bold and underlined):

To determine the per share future value of future share price for Mobile Mini Common Stock, Barclays multiplied the undiscounted future equity values of the Combined Company by 46.2%, which reflect the proportion of expected relative ownership of the Combined Company by Mobile Mini stockholders following the Merger, and divided such amount by approximately 44.9 million, reflecting the number of fully diluted outstanding shares of Mobile Mini as provided by and approved for Barclays' use by the management of Mobile Mini.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.—Illustrative Pro Forma Merger Analysis,” the second sentence of the fifth complete paragraph on page 117 is amended and restated as follows (with new text in bold and underlined):

Barclays first divided the projected adjusted net income of the Combined Company for 2021 (including the run-rate cost synergies and excluding the cost to achieve such cost synergies), based on the management projections, by approximately 235.1 million, reflecting the estimated number of fully diluted outstanding shares of Combined Company Common Stock following the Merger, based on information approved for Barclays' use by the management of Mobile Mini, to obtain the Combined Company adjusted earnings per share.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analyses—Mobile Mini Standalone Discounted Cash Flow Analysis,” the sixth sentence of the third complete paragraph on page 122 is amended and restated as follows (with new text in bold and underlined):

Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Mobile Mini approximately $872 million, reflecting the amount of Mobile Mini's net debt (defined as gross financial debt less cash) as of December 31, 2019, as provided by the management of Mobile Mini, to derive a range of illustrative equity values for Mobile Mini.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analyses—Combined Company Pro Forma Discounted Cash Flow Analysis,” the sixth and seventh sentences of the first partial paragraph on page 123 are amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Combined Company ~~the amount of~~approximately $2,532 million, reflecting the Combined Company's pro forma net debt (defined as gross financial debt less cash) as of December 31, 2019 and estimated transaction fees in connection with the Merger, as provided by the management of Mobile Mini, to derive a range of illustrative equity values for the Combined Company. Goldman Sachs then divided the range of illustrative equity values it derived by approximately 235.1 million, reflecting the estimated number of fully diluted outstanding shares of WillScot Common Stock following the Merger, based on information and assumptions approved for Goldman Sachs' use by the management of Mobile Mini.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Present Value of Future Share Price Analyses—Mobile Mini Standalone Present Value of Future Share Price Analysis,” the second sentence of the first complete paragraph on page 124 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

Goldman Sachs then divided the results by approximately 44.9 million, reflecting the number of fully diluted outstanding shares of Mobile Mini Common Stock, based on assumptions and information approved for Goldman Sachs' use by the management of Mobile Mini, to derive a range of implied future share prices per share of Mobile Mini Common Stock, excluding dividends.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Present Value of Future Share Price Analyses—Pro Forma Present Value to be Received per Share of Mobile Mini Common Stock,” the first sentence of the second partial paragraph on page 124 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

To determine the future values of the consideration to be received per share of Mobile Mini Common Stock following the Merger, Goldman Sachs then divided the range of illustrative implied future equity values for the Combined Company by approximately 235.1 million, reflecting the estimated number of fully diluted outstanding shares of WillScot Common Stock following the Merger, based on information and assumptions approved for Goldman Sachs' use, and multiplied the resulting implied per share value by the Exchange Ratio of 2.4050x.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Goldman Sachs & Co. LLC—Selected Transactions Multiples Analysis,” the table following the first complete paragraph on page 125 is amended and restated as follows (with new text in bold and underlined):

Acquiror	Target	Announcement date	EV (in millions)	EV/LTM Adj. EBITDA multiple
Permira Holdings Limited	BakerCorp International Holdings, Inc.	April 2011	$960	9.5	x
Aggreko plc	Companhia Brasileira de Locações (POIT Energia)	March 2012	£140	9.2	x
Algeco Scotsman	Target Logistics Management LLC	February 2013	$625	11.0	x
United Rentals, Inc.	National Pump & Compressor, Ltd., Canadian Pump and Compressor Ltd., GulfCo Industrial Equipment, LP and LD Services, LLC	March 2014	$780	7.6	x
General Finance Corporation	Lone Star Tank Rental LP and KHM Rentals, LLC	March 2014	$95	5.8	x
Mobile Mini	Evergreen Tank Solutions	November 2014	$405	9.0	x
Acton Mobile	The wood mobile office units of Mobile Mini	April 2015	$92	6.6	x
ACON Investments, L.L.C., Fairfax Financial Holdings Limited and Albright Capital Management	APR Energy plc	October 2015	$855	8.9	x
Double Eagle Acquisition Corp.	Williams Scotsman	August 2017	$1,100	9.0	x
WillScot	Modular Space Holdings, Inc.	June 2018	$1,150	9.9	x
United Rentals, Inc.	BakerCorp International Holdings, Inc.	July 2018	$715	9.0	x
Platinum Eagle Acquisition Corp.	Target Logistics Management, LLC and RL Signor Holdings, LLC	November 2018	$1,311	10.4	x

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Goldman Sachs & Co. LLC—Illustrative Contribution Analysis,” the first partial paragraph on page 126 and the related table on page 127 are amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

Goldman Sachs then compared the relative contributions of each of Mobile Mini and WillScot in respect of each financial metric analyzed to 46.2%, the portion of the Combined Company expected to be owned by the Mobile Mini stockholders following the closing of the Merger assuming approximately 44.9 million shares of Mobile Mini Common Stock and 126.6 million shares of WillScot Common Stock outstanding on a fully diluted basis, based on information approved for Goldman Sachs’ use by the management of Mobile Mini. The following table presents the ~~results of this analysis~~implied equity contribution and implied exchange ratio resulting from the above described analyses:

	Implied equity contribution (rounded to nearest 1.0%)
Financial metric	Mobile Mini	WillScot	Implied exchange ratio
Market Capitalization	44%	56%	2.2229	x
Discounted Cash Flows	44%	56%	2.1991	x
Adjusted EBITDA
2020E	40%	60%	1.8667	x
2021E	39%	61%	1.7691	x
2022E	37%	63%	1.6403	x
2023E	35%	65%	1.5287	x
2024E	35%	65%	1.4935	x

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Goldman Sachs & Co. LLC—Illustrative Pro Forma Merger Analysis,” the second complete paragraph on page 127 is amended and restated as follows (with new text in bold and underlined):

Based on the management forecasts (including the expected cost synergies), Goldman Sachs calculated the expected net financial leverage of the Combined Company pro forma for the Merger by adding together the net debt (defined as gross financial debt less cash) of each of Mobile Mini and WillScot as of December 31, 2019, of approximately $2,532 million and dividing that sum by the sum of the projected last twelve months' Adjusted EBITDA as of June 30, 2020 for each of Mobile Mini and WillScot (including the run-rate cost synergies and excluding the cost to achieve such cost synergies), therefore obtaining an expected pro forma net financial leverage ratio of 3.8x.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors—Goldman Sachs & Co. LLC—Illustrative Pro Forma Merger Analysis,” the first and second sentences of the third complete paragraph on page 127 are amended and restated as follows (with new text in bold and underlined):

Goldman Sachs then calculated an expected 2021 adjusted earnings per share accretion to the Mobile Mini stockholders of 2.4%, and to the WillScot stockholders of 26.2%, pro forma for the Merger. In order to obtain such result, Goldman Sachs divided the adjusted net income of the Combined Company for 2021 pro forma for the Merger (including the run-rate cost synergies and excluding the cost to achieve such cost synergies), based on the management forecasts, by approximately 235.1 million, reflecting the estimated number of fully diluted outstanding shares of Combined Company Common Stock following the Merger, based on information approved for Goldman Sachs' use by the management of Mobile Mini, to obtain the Combined Company adjusted earnings per share.

Under the heading “THE MERGER—Opinions of Mobile Mini’s Financial Advisors— Goldman Sachs & Co. LLC—Illustrative Pro Forma Merger Analysis,” the second sentence of the first complete paragraph on page 128 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

The foregoing calculation resulted in a pro forma equity value of Mobile Mini of $2,000 million, rounded to the nearest million, or, based on the ~~number of fully diluted~~ approximately 45.1 million outstanding shares on a fully diluted basis of Mobile Mini Common Stock assuming a price per share of Mobile Mini Common Stock equal to the implied exchange ratio value, as of February 28, 2020, as provided by the management of Mobile Mini, a value per share of Mobile Mini Common Stock of $44.00, rounded to the nearest $1.00.

Under the heading “THE MERGER—Certain Unaudited Prospective Financial Information— Certain Unaudited Prospective Financial Information Provided by Mobile Mini Management,” the first complete paragraph and the related table and the corresponding footnotes on pages 134 and 135 are amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

The following is a summary of the metrics included in the Mobile Mini Forecasts (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2020E	2021E	2022E	2023E	2024E
Mobile Mini
Revenue	642	675	706	735	765
Adjusted EBITDA(1)	258	278	294	311	328
Adjusted EBIT(2)	175	190	203	216	229
Unlevered Free Cash Flow(3)	157	160	164	169	175
Unlevered Free Cash Flow(4)	149	152	163	174	185
Aggregate Annual Cash Dividend on Mobile Mini Common Stock	54	59	65	72	79
WillScot
Revenue (5)	1,161	1,238	1,320	1,400	1,457
Adjusted EBITDA(5)	426	473	526	580	621
Adjusted EBIT(2)	210	260	305	352	400
Unlevered Free Cash Flow(3)	159	176	204	230	258
Unlevered Free Cash Flow(4)	154	173	199	225	254

(1)	A non-GAAP financial measure defined as earnings before income tax expense, net interest expense, depreciation and amortization, excluding any non-cash items considered non-core to business operations.

(2)	A non-GAAP financial measure defined as earnings before income tax expense and net interest expense, excluding any non-cash items considered non-core to business operations and as burdened by share-based compensation.

(3)	A non-GAAP financial measure calculated by Barclays as Adjusted EBITDA less share-based compensation, non-cash items considered non-core to business operations, cash taxes (excluding any tax savings from the use of net operating losses), net capital expenditures (defined as capital expenditures in excess of dispositions), net property, plant and equipment (defined as additions of property, plant and equipment in excess of dispositions), gain on sale of fleet and property, plant and equipment, plus the provision for doubtful accounts and adjusting for changes in net working capital, in each case, as set forth in the Mobile Mini Forecasts. This measure of Unlevered Free Cash Flow was reviewed and approved by Mobile Mini management for Barclays’ use in connection with its illustrative discounted cash flow analyses described in the section entitled “Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.” in this joint proxy statement/prospectus.

(4)	A non-GAAP financial measure calculated by Goldman Sachs as Adjusted EBITDA less share-based compensation, non-operating expenses considered non-core to business operations, taxes (excluding any tax savings from the use of net operating losses), net capital expenditures (including net property, plant and equipment, and defined as capital expenditures in excess of dispositions), and gain on sale of fleet and property, plant and equipment, plus the provision for doubtful accounts, and adjusting for changes in net working capital, in each case, as set forth in the Mobile Mini Forecasts. This measure of Unlevered Free Cash Flow was reviewed and approved by Mobile Mini management for Goldman Sachs’ use in connection with its illustrative discounted cash flow analyses described in the section entitled “Opinions of Mobile Mini’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” in this joint proxy statement/prospectus.

(5)	Provided by WillScot management to Mobile Mini management, calculated as described above in the section entitled “—Certain Unaudited Prospective Financial Information Provided by WillScot Management,” as reviewed and approved by Mobile Mini management for Barclays’ and Goldman Sachs’ use in connection with their respective analyses and opinions as described in the sections entitled “Opinions of Mobile Mini’s Financial Advisors—Opinion of Barclays Capital Inc.” and “Opinions of Mobile Mini’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC,” respectively, in this joint proxy statement/prospectus.

Under the heading “THE MERGER—Interests of Mobile Mini’s Directors and Executive Officers in the Merger – Certain Assumptions,” the first sentence of the second complete paragraph on page 147 is amended and restated as follows (with new text in bold and underlined):

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Mobile Mini’s executive officers and one non-employee director, Erik Olsson, may materially differ from the amounts set forth in this section.

Under the heading “THE MERGER—Interests of Mobile Mini’s Directors and Executive Officers in the Merger – Mobile Mini Restricted Stock Awards,” the final partial paragraph on page 147 and the first partial paragraph on page 148 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

See the section entitled “Quantification of Potential Payments and Benefits to Mobile Mini’s Named Executive Officers in Connection with the Merger” for the estimated value of unvested Mobile Mini equity awards held by Mobile Mini’s named executive officers. Based on the assumptions described above under “Certain Assumptions”, the estimated aggregate amount that would be realized by ~~one Mobile Mini non-employee director~~ Mr. Olsson in respect of his unvested legacy Mobile Mini restricted stock awards as a result of a change in control is $2,154,797, which represents 2.2% of his total outstanding equity awards. The estimated aggregate amount that would be realized by the executive officers in respect of their unvested Mobile Mini restricted stock awards ~~awards~~ as a result of a change in control basis (assuming that any applicable performance goals are achieved at target) is $6,370,423. As of the date hereof, there are no unvested Mobile Mini option awards outstanding.

Under the heading “THE MERGER—Litigation Relating to the Merger,” the final complete paragraph on page 160 is amended and restated as follows (with new text in bold and underlined, and deleted text shown with a line through it):

As of ~~April 30~~ June 9, 2020, ~~three~~ four complaints have been filed by purported Mobile Mini stockholders challenging the Merger. Two of these actions were filed in the United States District Court for the District of Delaware and are captioned Stein v. Mobile Mini, Inc., et al., No. 1:20-cv-00523 (D. Del.) and Plumley v. Mobile Mini, Inc., et al., No. 1:20-cv-00528 (D. Del.). The remaining ~~action was~~ actions were filed in the United States District Court for the Southern District of New York and ~~is~~ are captioned Stillman v. Mobile Mini, Inc., et al., No. 1:20-cv-03359 (S.D.N.Y.) and Main Line Capital Investments, LLC v. Mobile Mini, Inc. et al., No. 1:20-cv-03613 (S.D.N.Y.). The complaints in each of the actions name Mobile Mini and the members of the Mobile Mini Board as defendants. In addition, the Plumley ~~complaint~~ and Main Line complaints also ~~names~~ name WillScot and Merger Sub as defendants. The complaints generally assert claims under Sections 14(a) and 20(a) of the Exchange Act challenging the adequacy of certain disclosures made in the joint proxy statement/prospectus which forms part of the registration statement on Form S-4 filed with the SEC on April 17, 2020. The Stein ~~action asserts~~ and Main Line actions assert claims individually, while the Plumley and Stillman actions assert claims on behalf of a purported class of Mobile Mini stockholders. The complaints seek, among other relief, an injunction preventing Mobile Mini from consummating the transaction, damages in the event that the Merger is consummated, and attorneys’ fees. Mobile Mini and WillScot believe the claims asserted in the complaints are without merit.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the Proposed Transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management's beliefs, expectations and objectives as of the date hereof. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Although WillScot believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to achieve planned synergies related to acquisitions; our ability to manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting our profitability (including cost increases resulting from tariffs); potential litigation involving our company; general economic and market conditions impacting demand for our products and services; implementation of tax reform; our ability to implement and maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ending December 31, 2019 and our Form 10-Q for the quarter ended March 31, 2020), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and WillScot disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

Additional information about WillScot can be found on its investor relations website: https://investors.willscot.com.

Important Information About the Proposed Transaction

In connection with the Proposed Transaction, the Company filed a registration statement on Form S-4 (No. 333-237746), originally filed on April 17, 2020, which includes the Joint Proxy Statement/Prospectus. The registration statement was declared effective by the SEC on May 5, 2020, and the Company and Mobile Mini commenced mailing the Joint Proxy Statement/Prospectus on or about May 8, 2020. Each party will file other documents regarding the Proposed Transaction with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC's website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

The Company, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the Company’s directors and executive officers is available in the Company's proxy statement, dated March 20, 2020, as supplemented by the supplement dated April 13, 2020, for the 2020 Annual Meeting and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 16, 2020 as supplemented by the supplement dated April 10, 2020, for its 2020 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, the Company or Mobile Mini as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Corporation

Dated: June 10, 2020	By:	/s/ HEZRON TIMOTHY LOPEZ

Name: Hezron Timothy Lopez
Title: Vice President, General Counsel & Corporate Secretary